Form 10-K405, Exhibit 13
period 1995-07-31
HOWELL INDUSTRIES INC
filed 1995-10-26
CIK 48824

Exhibit 13

Common Stock Prices
The Company's common stock is traded on the American Stock Exchange. The following table sets forth the high and low sales prices on the American Stock Exchange for each quarterly period during fiscal 1995 and 1994. As of October 2, 1995, there were 304 shareholders of record of the Company.

The Company declared dividends of $1.00 per share in each of fiscal 1995 and fiscal 1994.

                                          High/Low                                               High/Low
      1995/1994                          Price Range                  1994/1993                Price Range
1st Qtr. ended 10/31/94                30-1/4 - 27-1/4         1st Qtr. ended 10/31/93       28-1/2 - 23-1/4
2nd Qtr. ended 1/31/95                 28     - 26-1/4         2nd Qtr. ended 1/31/94        32-1/2 - 25
3rd Qtr. ended 4/30/95                 30     - 26             3rd Qtr. ended 4/30/94        33-1/4 - 27
4th Qtr. ended 7/31/95                 31     - 26-1/2         4th Qtr. ended 7/31/94        28-1/2 - 26-3/4

Balance Sheets
As of July 31, 1995 and 1994
                                                               1995            1994
ASSETS
Current Assets:
   Cash and cash equivalents (including interest
      bearing instruments of $2,465,471 in 1995
      and $9,343,004 in 1994)                              $ 2,979,374    $ 9,661,018
   Marketable securities, at cost (approximates market)        850,066      2,045,034
   Accounts receivable                                       7,789,259      7,291,663
   Unbilled die costs                                          296,113         69,001
   Inventories (Note 2):
      Work in process and finished goods                     3,889,090      5,674,436
      Raw materials                                          1,378,131      1,181,497
         Total                                               5,267,221      6,855,933
   Prepaid expenses and other assets                           746,051        790,143
   Deferred tax asset - current (Note 3)                         4,000        751,000
         Total current assets                               17,932,084     27,463,792

Marketable Securities - Noncurrent                                            850,000

Property, Plant and Equipment:
   Land                                                         76,200         76,200
   Buildings and improvements                                3,384,684      3,051,396
   Machinery and equipment                                  18,073,621     15,844,523
         Total                                              21,534,505     18,972,119
   Less accumulated depreciation                            13,920,608     13,552,759
         Net property, plant and equipment                   7,613,897      5,419,360

Total Assets                                               $25,545,981    $33,733,152

See notes to financial statements.

Balance Sheets
As of July 31, 1995 and 1994
                                                                    1995           1994
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
   Accounts payable                                            $ 3,420,655    $ 2,864,351
   Accrued wages and benefits                                      769,973      1,124,156
   Accrued expenses                                                499,816        514,732
   Accrued insurance                                               376,660        461,971
   Taxes on income                                                  30,199        229,457
   Reserve for plant consolidation                                  97,855      1,462,713
         Total current liabilities                               5,195,158      6,657,380

Other Long-Term Liabilities (Note 7)                             1,136,424      1,184,953

Deferred Tax Liability - Noncurrent (Note 3)                       106,000        396,000

Shareholders' Investment:
   Preferred stock, $1 par value; 250,000 shares
      authorized, none outstanding
   Common stock, no par value; authorized 2,500,000 shares;
      622,738 shares and 864,738 shares outstanding as of
      July 31, 1995 and 1994, respectively                         593,584        824,255
   Retained earnings                                            18,514,815     24,670,564
         Total shareholders' investment                         19,108,399     25,494,819


Total Liabilities and Shareholders' Investment                 $25,545,981    $33,733,152

See notes to financial statements.

Statements of Operations
Years Ended July 31, 1995, 1994 and 1993
                                                                   1995            1994              1993
Net Sales (Note 8)                                            $ 62,635,405     $ 63,004,461     $ 45,385,637

Cost and Expenses:
    Cost of products sold, other than items listed below        55,856,885       53,667,625       38,165,826
    Depreciation                                                 1,231,295        1,103,032        1,068,054
    Pension expense (Note 4)                                       311,896          183,926          111,074
    Selling and administrative expenses                          4,121,134        4,056,140        3,660,349
    Provision for plant consolidation (Note 9)                    (800,000)       1,900,000
              Total cost and expenses                           60,721,210       60,910,723       43,005,303
              Operating earnings                                 1,914,195        2,093,738        2,380,334
    Interest income - net                                          285,010          495,275          530,865
    Other income                                                    77,613          101,939          194,716
Earnings Before Income Taxes                                     2,276,818        2,690,952        3,105,915
Taxes on Income (Note 3)                                          (720,000)        (882,000)        (885,000)
Earnings after Income Taxes, before Cumulative Effect of
 Change in Method of Accounting for Income Taxes                 1,556,818        1,808,952        2,220,915
Cumulative Effect of Change in Method of Accounting for
 Income Taxes                                                                       240,000
Net Earnings                                                  $  1,556,818     $  2,048,952     $  2,220,915

Earnings per Share after Income Taxes, before Cumulative
 Effect of Change in Method of Accounting for Income Taxes    $       2.21     $       2.09     $       2.56
Earnings per Share on Cumulative Effect of Change in
 Method of Accounting for Income Taxes                                                 0.28
Net Earnings per Common Share (Note 11)                       $       2.21     $       2.37     $       2.56

Average Common Shares Outstanding                                  704,443          864,738          868,860

See notes to financial statements.

Statements of Cash Flows
Years Ended July 31,1995, 1994 and 1993

                                                                          1995             1994            1993
Cash Flows from Operating Activities:
   Earnings after income taxes, before cumulative effect of change
     in method of accounting for income taxes                         $ 1,556,818     $ 1,808,952     $ 2,220,915
   Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities:
       Depreciation                                                     1,231,295       1,103,032       1,068,054
       Gain on sale of equipment                                          (35,661)        (32,415)        (78,005)
       Provision for deferred taxes                                       457,000        (794,000)         (4,000)
       Change in operating assets and liabilities:
         Accounts receivable                                             (497,596)     (1,032,401)     (1,947,380)
         Unbilled die costs                                              (227,112)        404,829         486,071
         Inventories                                                    1,588,712      (1,102,691)     (2,814,393)
         Prepaid expenses                                                  44,092        (160,925)         59,421
         Accounts payable and accrued expenses                             53,365         779,856         (85,562)
         Taxes on income                                                 (199,258)        205,898        (251,801)
         Reserve for plant consolidation                               (1,364,858)      1,862,713
                  Net cash provided by (used in)
                  operating activities                                  2,606,797       3,042,848      (1,346,680)

Cash Flows from Investing Activities:
   Purchases of marketable securities                                                                  (3,749,094)
   Proceeds from sale of marketable securities                                          4,485,879       4,619,862
   Maturity of marketable securities                                    2,044,968
   Proceeds from sale of equipment                                         88,900          97,140         110,701
   Capital expenditures                                                (3,479,071)     (1,186,516)     (1,470,120)
                  Net cash provided by (used in)
                  investing activities                                 (1,345,203)      3,396,503        (488,651)

Cash Flows from Financing Activities:
   Repurchase of stock                                                 (7,260,000)                       (779,056)
   Dividends paid                                                        (683,238)       (864,738)       (864,738)
                  Net cash used in financing activities                (7,943,238)       (864,738)     (1,643,794)

Increase (Decrease) in Cash and Cash Equivalents                       (6,681,644)      5,574,613      (3,479,125)

Cash and Cash Equivalents at Beginning of Year                          9,661,018       4,086,405       7,565,530

Cash and Cash Equivalents at End of Year                              $ 2,979,374     $ 9,661,018     $ 4,086,405

See notes to financial statements.

Statements of Shareholders' Investment
Years Ended July 31, 1995, 1994 and 1993
                                                Common Stock Issued
                                                   and Outstanding           Retained
                                              Shares         Amount          Earnings
Balance, August 1, 1992                      891,602     $    849,862     $ 22,883,623
    Cash dividends ($1.00 per share)                                          (864,738)
    Net earnings                                                             2,220,915
    Repurchase of stock                      (26,864)         (25,607)        (753,450)
Balance, July 31, 1993                       864,738          824,255       23,486,350
    Cash dividends ($1.00 per share)                                          (864,738)
    Net earnings                                                             2,048,952
Balance, July 31, 1994                       864,738          824,255       24,670,564
    Cash dividends ($1.00 per share)                                          (683,238)
    Net earnings                                                             1,556,818
    Repurchase of stock                     (242,000)        (230,671)      (7,029,329)
Balance, July 31, 1995                       622,738     $    593,584     $ 18,514,815

See notes to financial statements.

Notes to Financial Statements
Years ended July 31, 1995, 1994 and 1993

Note 1. Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by Howell Industries, Inc. (the "Company") in the preparation of the financial statements.

Inventories are stated at the lower of cost or market. The cost of raw material and the material content of work-in-process and finished goods is determined by the last-in, first-out method (LIFO). The cost of the remaining components of inventory, approximately 36% and 31% as of July 31, 1995 and 1994, respectively, is determined by the first-in, first-out method (FIFO).

Property, Plant, and Equipment are recorded at cost. The Company provides depreciation and amortization of plant and equipment by annual charges against earnings, generally on the straight-line method at rates based on the estimated useful lives of the respective depreciable assets. Estimated useful lives are generally as follows:

                                        Years
          Buildings and improvements    10-25
          Machinery and equipment        5-25
          Automobiles and trucks         3-5

Taxes on Income - Effective August 1, 1993, the Company adopted on a prospective basis the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset liability approach and reporting for income taxes. Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect of the adoption of this statement was to increase earnings by approximately $240,000, shown as a cumulative effect of an accounting change. The prior years results of operations are accounted for using the provisions of Accounting Principles Board Opinion No. 11.

Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Reclassifications have been made to the 1994 financial statements to conform to the presentation in 1995.

Note 2. Inventories
On a supplemental basis, if all inventories had been valued on the FIFO method, the inventory balance would have been higher by approximately $1,936,000 in 1995 and $1,608,000 in 1994.

Note 3. Taxes on Income
Taxes on income are comprised of the following:

                                  1995           1994             1993
   Current:
      Federal                 $   253,000    $ 1,510,000     $   782,000
      State and local              10,000        166,000         107,000
   Deferred debit (credit)        457,000       (794,000)         (4,000)
   Total                      $   720,000    $   882,000     $   885,000

A reconciliation of the income tax provision to that which would result by applying the United States statutory tax rate (34%) to earnings before taxes follows:

                                                             1995            1994           1993
   Tax based on statutory tax rate                      $   774,000     $   915,000     $ 1,056,000
   Tax-exempt income                                        (86,000)        (96,000)        (90,000)
   Tax deductible ESOP dividend                             (30,000)        (33,000)        (39,000)
   State and local income taxes,
     net of federal income tax benefit                       (7,000)        110,000          71,000
   Permanent differences relating to amended returns                                        (56,000)
   Other                                                     69,000         (14,000)        (57,000)
   Taxes on income                                      $   720,000     $   882,000     $   885,000

Temporary differences and carryforwards which give rise to significant deferred tax assets and liabilities at July 31, 1995 and 1994 are:

                                                               1995          1994
Deferred tax assets:
   Reserves recorded for financial accounting purposes,
   not deductible for tax purposes until paid              $  382,000    $  831,000
   Employee benefits and payroll related deferrals            195,000       176,000
      Total deferred tax assets                               577,000     1,007,000
   Current portion                                             23,000       774,000
Noncurrent portion - deferred tax assets                   $  554,000    $  233,000
Deferred tax liabilities:
   Employee benefits and payroll related deferrals         $   28,000    $   23,000
   Use of straight-line depreciation for book
   purposes and accelerated methods
   for tax purposes                                           632,000       615,000
   Other                                                       19,000        14,000
      Total deferred tax liabilities                          679,000       652,000
   Current portion                                             19,000        23,000
Noncurrent portion - deferred tax liabilities              $  660,000    $  629,000

Note 4. Employee Benefit Plans
The Company has three noncontributory defined benefit pension plans covering substantially all of its employees and an unfunded noncontributory defined contribution plan for certain officers. Benefits, which differ by plan, are based on years of service and/or the employee's five-year average compensation. The Company's funding policy, for its defined benefit plans, is to contribute annually an amount necessary to meet or exceed the Employee Retirement Income Security Act's (ERISA) minimum funding standards.

As a result of the plant consolidation (see Note 9), the Company recognized a curtailment in one of its pension plans. The curtailment approximated $80,000 and was accrued in 1994 as part of the plant consolidation reserve. This amount was reclassified in 1995 from plant consolidation reserve to net pension liability and is reflected in the funded status table below.

The components of net pension cost for 1995, 1994 and 1993 are as follows:

Year Ended July 31                                         1995          1994          1993
   Defined benefit plans:
      Service cost - benefits earned during the year    $ 192,459     $ 159,944     $ 149,451
      Interest cost on projected benefit obligation       251,724       236,258       227,880
      Actual return on plan assets                       (372,711)      (54,517)     (321,069)
      Net amortization and deferral and other             194,711      (183,448)       29,419
         Total                                            266,183       158,237        85,681
   Defined contribution plan                               45,713        25,689        25,393
   Net pension costs                                    $ 311,896     $ 183,926     $ 111,074

The following table sets forth the funded status and amounts recognized in the balance sheets for the defined benefit plans:

                                                                          Assets       Accumulated
                                                                          Exceed        Benefits
                                                                       Accumulated       Exceed
July 31, 1995                                                            Benefits        Assets
   Actuarial present value of benefit obligation:
      Vested benefit obligation                                        $ 1,010,422     $ 2,086,999
      Unvested benefit obligation                                           77,729          89,494
         Accumulated benefit obligation                                  1,088,151       2,176,493
      Effect of future salary increases                                    785,716
         Projected benefit obligation for services rendered to date      1,873,867       2,176,493
   Plan assets at fair value                                             1,854,509       1,969,793
         Plan assets less than projected benefit obligation                (19,358)       (206,700)
   Items not recognized in earnings:
      Unrecognized net loss (gain)                                          33,879         (47,381)
   Prior service cost not yet recognized in net periodic pension           169,339         129,342
      Unrecognized net (asset) obligation at July 31, 1995                (143,502)        110,980
      Adjustment required to recognize minimum liability                                  (192,941)
   Net prepaid pension cost/(pension liability)
   recognized in the balance sheet                                     $    40,358     $  (206,700)

                                                                          Assets        Accumulated
                                                                          Exceed         Benefits
                                                                        Accumulated       Exceed
                                                                         Benefits         Assets
July 31, 1994
   Actuarial present value of benefit obligation:
      Vested benefit obligation                                        $   998,822     $ 1,520,017
      Unvested benefit obligation                                           58,825         109,174
         Accumulated benefit obligation                                  1,057,647       1,629,191
      Effect of future salary increases                                    705,397
         Projected benefit obligation for services rendered to date      1,763,044       1,629,191
   Plan assets at fair value                                             1,627,476       1,103,395
         Plan assets less than projected benefit obligation               (135,568)       (525,796)
   Items not recognized in earnings:
      Unrecognized net loss                                                 16,176         205,440
      Prior service cost not yet recognized in net periodic pension        188,582         171,668
      Unrecognized net (asset) obligation at July 31, 1994                (168,244)        173,838
      Adjustment required to recognize minimum liabilities                    --          (550,946)
   Net pension liability recognized in the balance sheets              $   (99,054)    $  (525,796)

The actuarial assumptions used in determining the present value of the projected benefit obligations are:

Year Ended July 31                                1995    1994    1993
      Weighted average discount rate              7.6%    7.5%    7.5%
      Increase in future compensation levels      5.0     5.0     5.0

The expected long-term rate of return on assets ranged from 7.50% to 7.25% in 1995, 1994 and 1993. Plan assets are invested in a portfolio of cash, income and equity securities and a diversified fund with guaranteed returns.

The Company also maintains an Employee Stock Ownership Plan (ESOP) and an Employee Savings Plan (401(k) plan) covering substantially all employees not covered by a collective bargaining agreement.

At July 31, 1995 and 1994, the ESOP owned 85,933 shares and 91,827 shares of common stock, respectively, all of which had been allocated to individual participants.

Contributions to the ESOP are authorized at the discretion of the Board of Directors. No contributions were charged to expense during 1995, 1994 or 1993. There were no amounts accrued at July 31, 1995, 1994 or 1993 for such contributions.

The Employee Savings Plan provides for participants to contribute up to 10% of their annual compensation each year. In addition, the Company contributes an amount equal to 25% of the first $1,000 contributed by the employee, plus $200. Company contributions amounted to approximately $24,200 in 1995, $27,300 in 1994, and $25,800 in 1993.

Note 5. Supplemental Cash Flows Disclosure
Cash paid for income taxes was $768,000 in 1995, $1,494,664 in 1994 and $1,134,239 in 1993.

Note 6. Line of Credit
In 1995, the Company converted its $2,000,000 unsecured line of credit into a $4,000,000 unsecured line of credit with a 5% compensating balance agreement. The Company did not borrow under either of these lines of credit in 1995, 1994 or 1993.

Note 7. Other Long-term Liabilities
Other long-term liabilities are comprised of the following at July 31:

                                         1995          1994
   Reserve for plant consolidation    $  119,599    $  400,000
   Environmental reserve                 706,045       500,000
   Other                                 310,780       284,953
   Total                              $1,136,424    $1,184,953

Note 8. Segment Information
The Company is an original equipment manufacturer of structural components for the automotive industry. Sales to the Company's major customers were $34,161,216 and $26,616,697 in 1995, $31,160,608 and $28,483,970 in 1994; and
$28,070,687, $11,499,092 and $4,690,487 in 1993.

Note 9. Plant Consolidation
In 1995, the Company substantially completed the consolidation of its manufacturing operations which resulted in moving the majority of production from the Lapeer, Michigan plant to the Masury, Ohio plant. The estimated costs of this process including severance pay, increased medical and other fringe benefits, increased pension costs due to a curtailment of one of the hourly pension plans, press moves and consulting fees, were accrued during the third quarter of 1994. Total expense of $1,900,000 was recorded (tax effect of $646,000). During 1995, $800,000 of these costs were returned to income after a determination that they would not be incurred. Approximately $765,000 was paid during 1995 primarily for severance pay and the press moves and $37,000 was paid during 1994 related to the consolidation of the manufacturing plants.

Note 10. Contingencies
At July 31, 1995, the Company had an accrued liability of approximately $706,000 relating to environmental matters. The Company has been identified by a group of companies as a potentially responsible party related to a contaminated landfill along with numerous other potentially responsible parties. The Company also is defendant in lawsuits brought in July 1994 by a purchaser of a plant site, previously owned by the Company, and in September 1995 by the city in which the plant was located, alleging that the site was contaminated. Although it is difficult to estimate the liability to the Company related to these matters, management believes that the amount accrued is reasonable based upon the information currently available and that eventual amounts paid for these matters will not have a materially adverse effect upon its financial condition.

Note 11. Stock Repurchase
In fiscal 1995, the Company repurchased and retired 242,000 shares of common stock from certain major shareholders at a total cost of $7,260,000.

Note 12. Operating Leases
The Company rents its corporate headquarters and a warehouse under noncancelable operating leases. Total rent expense under these leases was $114,000 in 1995, $92,000 in 1994 and $93,000 in 1993. The aggregate minimum rental commitments under existing leases as of July 31, 1995 are as follows:

Year Ending July 31     Amount
   1996                $82,000
   1997                 51,000

Note 13. Research and Development Expense
The Company performs research and development for the design of new products. Total research and development expense was $162,000 in 1995, $142,000 in 1994 and $135,000 in 1993.





Independent Auditors' Report


Shareholders and Board of Directors
Howell Industries, Inc.
Southfield, Michigan

We have audited the accompanying balance sheets of Howell Industries, Inc. as of July 31, 1995 and 1994, and the related statements of operations, shareholders' investment, and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Howell Industries, Inc. as of July 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective August 1, 1993 Howell Industries, Inc. changed its method of accounting for income taxes.


/s/ Deloitte & Touche LLP


Detroit, Michigan
September 15, 1995

Selected Financial Data

Years ended July 31                             1995             1994            1993            1992            1991
Net sales                                  $ 62,635,404      $63,004,461    $ 45,385,637    $ 39,434,334    $ 36,466,937
Cost of products sold                        55,856,884       53,667,625      38,165,826      32,781,437      30,808,838
Depreciation                                  1,231,295        1,103,032       1,068,054       1,066,812         958,602
Provision for plant consolidation              (800,000)       1,900,000            --              --              --
Interest income                                 287,498          496,286         573,632         845,923         942,482
Interest expense                                  2,488            1,011          42,767            --             9,942
Taxes on income                                 720,000          882,000         885,000         848,000         472,000
Earnings after income taxes, before
 cumulative effect of change in method
 of accounting for income taxes               1,556,818        1,808,952       2,220,915       2,032,387       1,538,062
Cumulative effect of change in method
 of accounting for income taxes                    --            240,000            --              --              --
    Net earnings                              1,556,818        2,048,952       2,220,915       2,032,387       1,538,062
Earnings per share after income taxes,
 before cumulative effect of change in
 method of accounting for income taxes             2.21             2.09            2.56            2.28            1.72
Earnings per share on cumulative effect
 of change in method of accounting for
 income taxes                                      --               0.28            --              --              --
Net earnings per common share                      2.21             2.37            2.56            2.28            1.72
Total assets                                 25,545,981       33,733,152      29,983,471      29,747,713      28,432,988
Dividends per share                                1.00             1.00            1.00            1.00            1.00

Quarterly Earnings Data
                                                      Quarter ended October 31,      Quarter ended January 31,
                                                         1994           1993           1995           1994
Net sales                                            $17,465,568    $15,210,401    $14,465,928    $15,342,737
Gross profit                                           1,772,373      1,807,091      1,486,489      1,903,815
Provision for plant consolidation                           --             --         (300,000)          --
Earnings after income taxes, before cumulative
 effect of change in method of accounting
 for income taxes                                        574,221        601,607        479,247        646,813
Cumulative effect of change in method of
 accounting for income taxes                                --          240,000           --             --
Net earnings                                             574,221        841,607        479,247        646,813
Earnings per share after income taxes, before
 cumulative effect of change in method of
 accounting for income taxes                                0.66           0.69           0.74           0.75
Earnings per share on cumulative effect of change
 in method of accounting for income taxes                   --             0.28           --             --
Earnings per share                                          0.66           0.97           0.74           0.75

                                 Quarter ended April 30,           Quarter ended July 31,
                                  1995            1994             1995             1994
Net sales                    $ 15,929,143    $ 18,062,608     $ 14,774,766    $ 14,388,715
Gross profit                    1,363,501       2,640,712          995,805       1,957,435
Provision for plant
 consolidation                       --         1,900,000         (500,000)           --
Net earnings (loss)               231,317        (219,020)         272,033         779,552
Earnings (loss) per share            0.37           (0.25)            0.44            0.90

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
1995 versus 1994: The Company reported net earnings of $1,556,818 ($2.21 per share) for the year ended July 31, 1995 compared to net earnings of $2,048,952 ($2.37 per share) for the year ended July 31, 1994. Net earnings for 1995 includes $800,000 returned to income representing the reversal of previously recorded restructuring costs. The reduction in net earnings is primarily a result of manufacturing inefficiencies at the Masury plant stemming from the consolidation efforts and increases in raw material costs. The operating inefficiencies and increased material costs resulted in a 4% increase in cost of products sold as a percentage of net sales in fiscal 1995 compared to fiscal 1994. Net sales were approximately the same in 1995 as in 1994.

     Selling and administrative expenses increased only slightly during the year ended 1995 compared to the year ended July 31, 1994. The dollar increase was due to general salary and miscellaneous cost increases. The decrease in interest income of $210,000 results from the lower average balance of investments which was the result of the purchase and retirement of Company stock during the second quarter of 1995. Other income decreased due to additional charges for environmental matters.

     The reversal of the plant consolidation reserves of $800,000 included $550,000 for estimated workers' compensation claims which was determined to be unnecessary due to fewer claims being filed than had been expected. The remainder of the reversal is primarily attributable to lower severance costs as a result of several employees voluntarily terminating their employment prior to the layoff date. Management estimates that approximately $100,000 of the remaining accrual for plant consolidation will result in cash outflows during fiscal 1996, with the remaining cash outflows occurring in fiscal 1997.

     The Company's cash and marketable securities of $3.8 million as of July 31, 1995 reflect a decrease of $8.7 million from July 31, 1994. This change in liquidity is primarily the result of $2.6 million in cash generated from operations being offset by use of $7.3 million for the stock repurchase, $3.5 million for capital expenditures and $.7 million related to the plant consolidation. The capital expenditures were primarily at the Masury plant in preparation for a new vehicle part. The decrease in inventory at July 31, 1995 represents a return to normal inventory levels. The July 31, 1994 inventory balance included a build-up of work in process at the Lapeer plant in preparation for the plant consolidation.

1994 versus 1993: The decrease in net earnings in fiscal 1994 over fiscal 1993 was primarily the result of higher net sales in fiscal 1994 offset by the provision for plant consolidation. Net sales increased approximately 39% in 1994 due to an overall increase in light duty truck sales and the introduction of a new vehicle part. The cost of products sold as a percentage of sales in 1994 increased slightly as a result of higher material costs.

     The increase in selling and administration expenses in 1994 from 1993 is primarily the result of general salary and miscellaneous cost increases. Interest income decreased as a result of the movement of funds from long-term investments to short-term investments, which have lower rates. Other income decreased due to additional charges for environmental matters.

     The plant consolidation charge of $1,900,000 in the year ended July 31, 1994 included the estimated costs to consolidate the significant portion of the manufacturing operations from the Lapeer, Michigan plant to the Masury, Ohio plant, including the recognition of pension curtailment costs, press moves, severance pay, workers' compensation claims and other related costs for separated employees.

Liquidity and Capital Resources
In fiscal 1995, the Company provided cash from operating activities of $2,600,000. The components of working capital primarily offset each other, decreases in inventory were offset by increases in accounts receivable and decreases in the plant consolidation accruals. The Company used cash for the payment of dividends of approximately $683,000 and made capital expenditures of approximately $3,500,000. In November 1994, the Company repurchased 242,000 shares at $30 per share from certain major shareholders for $7,260,000. The Company used available cash to fund the purchase. The Company also has available a $4,000,000 unused bank line of credit. The Company expects to meet the current obligations of its manufacturing operations through cash generated by operating activities.

General
Along with other parts suppliers, the Company faces increasing price pressure, stringent quality standards, the need to supply more engineering services, and the possible loss of bidding opportunities as automotive manufacturers reduce the number of their suppliers. Although there are uncertainties, potential customer changes are not expected to materially affect the Company's overall sales level. At July 31, 1995, the Company has reserved approximately $700,000 relating to environmental matters. The Company has been identified as a potentially responsible party related to a contaminated landfill along with numerous other potentially responsible parties. The Company also is a defendant in lawsuits, brought in July 1994 by a purchaser of a plant and in September 1995 by the city in which the plant site was located, alleging that the site was contaminated. Although it is difficult to estimate the liability to the Company related to these matters or the expenses that will be incurred, management believes that the disposition of these matters will not have a materially adverse effect upon its financial condition.